Exhibit 26 (c)(1)(i)

AMENDMENT TO PRINCIPAL UNDERWRITING AND DISTRIBUTOR

AGREEMENT

This AMENDMENT TO PRINCIPAL UNDERWRITING AND DISTRIBUTOR AGREEMENT, made as of this 27th day of February, 2003, by and between United Investors Life Insurance Company (“United”), a Missouri corporation, on its own behalf and on behalf of United Investors Life Variable Account, United Investors Advantage Gold Variable Account, United Investors Annuity Variable Account and United Investors Universal Life Account; and SAL Financial Services, Inc. (“SAL”), a Maryland corporation,

WITNESSETH:

WHEREAS, United and SAL hereby confirm and ratify, except as modified below, all the terms, conditions and covenants in that certain PRINCIPAL UNDERWRITING AND DISTRIBUTOR AGREEMENT (the “PUA”) between United and SAL effective May 1, 2001; and

WHEREAS, United and SAL desire by this instrument to amend the PUA as stated below;

NOW THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by both parties, United and SAL hereby amend the PUA as follows:

1.	Paragraph 14 of the PUA is deleted and replaced with the following language:

14.	Term.

This Agreement shall be effective for a term of twenty-four (24) months from the Effective Date (“Initial Term”). Thereafter, this Agreement shall automatically renew on a month-to-month basis for a maximum period of one (1) year unless either party shall have provided written notice of its intent not to renew at least sixty (60) days prior to the end of the Initial Term.

2.	Paragraph 15 of the PUA is deleted and replaced with the following language:

15.	Termination.

This Agreement may be terminated by either party for cause in the event of (i) a breach of a material term of the Agreement by the other party, or (ii) the willful misfeasance, bad faith or gross negligence of the other party. In the event of a termination for cause, the terminating party shall deliver to the breaching party a notice specifying the nature of the breach, and the breaching party shall have thirty (30) days to cure such breach. Following the Initial Term, either party may terminate this Agreement without penalty upon thirty (30) days written notice to the other party. During the Initial Term, SAL Financial may terminate this Agreement upon sixty (60) days prior notice, provided that United Investors has received written notice from the NASD approving the membership of its broker-dealer subsidiary. Upon termination of this Agreement, all authorizations, rights and obligations shall cease except (i) the obligation to settle accounts hereunder, issued pursuant to applications received by United Investors prior to termination and (ii) the agreements contained in paragraph 9 hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the duly executed as of the day and year first above written.

(seal)

Attest:

UNITED INVESTORS LIFE INSURANCE COMPANY

	/s/ Kristin M. Patterson	By:	/s/ John H. Livingston

Title:	Assistant Secretary	Title:	Secretary & Counsel

SAL FINANCIAL SERVICES, INC.
(seal) Attest:
	/s/ Grace Dalton Gwin	By:	/s/ Christopher L. Frankel

Title:	Notary Public	Title:	CEO